Can-Fite Completes $5 Million Private Placement

Petach Tikva, Israel – March 10, 2014 Can-Fite BioPharma Ltd. (TASE:CFBI), (NYSE MKT:CANF), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that it has closed a private placement with mostly US healthcare focused institutional investors resulting in gross proceeds of $5 million.

"We are very pleased with the results of this financing and believe that this strongly positions us to advance our ongoing clinical trials,” commented Pnina Fishman, CEO of Can-fite. “We believe the quality of the investors participating in this financing is a strong endorsement of our clinical results to date and we look forward to aggressively proceeding forward with our development program with a view to executing on the milestones that we have set for 2014.”

In connection with the offering, the company issued 982,344 American Depositary Shares (ADSs) at a purchase price of $5.15 per ADS, and warrants to purchase 491,172 ADSs at an exercise price of $6.43 per ADS.

Roth Capital Partners acted as exclusive placement agent in the offering.

The company is receiving net proceeds of approximately $4.7 million from the private placement, after paying placement agent fees and estimated offering expenses, which will be used to fund the company's ongoing clinical trials and for working capital purposes.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. As part of the transaction, the company has agreed to file a resale registration statement on Form F-1 with the Securities and Exchange Commission within 30 days of the closing for purposes of registering the resale of the ADS and ADS underlying the warrants issued in the private placement.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the "TASE") (TASE: CFBI). Level II American Depository Receipts of the Company currently trade on the NYSE MKT (NYSE MKT: CANF). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and the A3AR is developed as a biological predictive marker. Can-Fite's lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases including Rheumatoid Arthritis and Psoriasis. Can-Fite's CF102 drug candidate is being developed for the treatment of liver diseases and CF602 is being developed for the treatment of inflammation and sexual dysfunction. To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously spun off its activity in the ophthalmic field to OphthaliX Inc., in which it holds 82%, and is currently listed on the U.S. Over-the-Counter Markets (OTCQB: OPLI).

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

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